UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	[ ] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[X] Form 10-Q
	[ ] Form D	[ ] Form N-SAR	[ ] Form N-CSR

For Period Ended: September 30, 2007 ---------------

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on From 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR
For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

FutureFuel Corp.

Full Name of Registrant

Not Applicable

Former Name if Applicable

8235 Forsyth Blvd., Suite 400

Address of Principal Executive Office (Street and Number)

St. Louis, MO 63105

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without (a) unreasonable effort or expense;
[ ]
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-Q, N-SAR or N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On July 25, 2007, the audit committee of the board of directors of FutureFuel Corp. (the "COMPANY" or "WE", "OUR" or "US") concluded that the following previously issued financial statements of the Company should not be relied upon and will require restatement: (i) the consolidated balance sheet of us and our subsidiary as of December 31, 2006, and the related consolidated statements of operations, stockholders' equity and cash flows for the twelve-month period ending December 31, 2006 (collectively, the "ANNUAL FINANCIAL STATEMENTS"); and (ii) the consolidated balance sheet of us and our subsidiary as of March 31, 2007, and the related consolidated statement of operations and cash flows for the three months ended March 31, 2007 (collectively the "INTERIM FINANCIAL STATEMENTS").

Due to the restatement, on August 10, 2007, the Company filed a Form 12b-25 Notification of Late Filing due to its inability to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 on a timely basis without unreasonable effort or expense.  The Company has now determined that it will be unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 on a timely basis without unreasonable effort or expense due to the restatement. While the Company cannot at this time identify the precise date when the restatement will be completed or when the Company will be able to file a further amendment to its Form 10 containing the restated Annual Financial Statements and Interim Financial Statements, it is continuing to work diligently to complete the restatement and to make and file all required reports with the SEC as quickly as possible. The Company does not expect that it will be able to file its

Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, on or before the fifth calendar day following the required filing date as proscribed in Rule 12b-25.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Douglas D. Hommert 314-854-8520

(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[ ] Yes [X] No     Form 10-Q for the quarter ended June 30, 2007

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

FUTUREFUEL CORP.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 13, 2007 By: /s/ Douglas D. Hommert Douglas D. Hommert, Executive Vice President, Secretary and Treasurer

INSTRUCTIONS: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.